FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

The Westaim Corporation Executive Offices 1010 Sun Life Plaza 1, West Tower 144 – 4th Avenue S.W. Calgary, Alberta T2P 3N4

2.	Date of Material Change:

October 3, 2008.

3.	News Release:

A news release was issued by The Westaim Corporation (“Westaim” or the “Corporation”) on October 3, 2008, and disseminated through the facilities of Canada Newswire. A copy of such news release is attached to this material change report as Schedule “A”.

4.	Summary of Material Change:

On October 3, 2008, Westaim, Arcticor Structures Limited Partnership (“Arcticor”), Plumb-Line Income Trust (“Plumb-Line”) and Plumb-Line Masonry Group Inc. (“PLMG”) announced that they have entered into an agreement (the “Reorganization Agreement”) pursuant to which Westaim will acquire, directly or indirectly, all of the issued and outstanding securities or assets of Plumb-Line, PLMG, F&D Management Services Ltd. (“F&D”), Asty Concrete and Construction Ltd. (“Asty”), Four Star Gravel Contractors Ltd. (“Four Star”) and Nascor Ltd. (“Nascor”), a wholly-owned subsidiary of Arcticor, in exchange for approximately 257,000,000 common shares (“Westaim Shares”) in the capital of Westaim (the “Reorganization”).

5.	Full Description of the Material Change:

Westaim, Arcticor, Plumb-Line and PLMG entered into the Reorganization Agreement under which Westaim agreed to acquire, directly or indirectly, all of the issued and outstanding securities or assets of Plumb-Line, PLMG, F&D, Asty, Four Star and Nascor. Westaim’s board of directors (the “Westaim Board”) has unanimously determined that the Reorganization is in the best interests of Westaim and the shareholders of Westaim (the “Westaim Shareholders”) and has unanimously recommended that the Westaim Shareholders approve the Reorganization. Westaim expects to hold a special meeting of the Westaim Shareholders on our about November 21, 2008 (the “Meeting”) where the Westaim Shareholders will be asked to approve the Reorganization.

Conditional upon the approval of the Reorganization, at the Meeting, Westaim Shareholders will be asked to approve the following: (i) a consolidation of the outstanding Westaim Shares on a twenty-for-one basis (the “Consolidation”); (ii) a change in the name of the Corporation (the “Name Change”); (iii) a new stock option plan of Westaim (the “New Westaim Stock Option Plan”); (iv) a new restricted share unit plan of Westaim (the “New Westaim RSU Plan”); and (v) if required, either a consolidation of shares or a share split, as applicable, pursuant to the terms of the Reorganization Agreement.

Westaim also intends to effect a private placement of Westaim Shares (the “Equity Financing” and, together with the Reorganization, the “Transactions”) for gross proceeds of $15,000,000 (the “Equity Financing Gross Proceeds”).

The following description of the Reorganization Agreement is a summary only. The text of the Reorganization Agreement has been filed on SEDAR and is available at www.sedar.com.

Conditions Precedent to the Reorganization

Mutual Conditions Precedent

The respective obligations of Westaim, Arcticor, Plumb-Line and PLMG to complete the transactions contemplated by the Reorganization Agreement are subject to the satisfaction of each of the following conditions:
(a)	the ordinary resolution approving the offer by Westaim by way of takeover bid to acquire all of the issued and outstanding trust units (the “Plumb-Line Securities”) of Plumb-Line (the “Plumb-Line Offer”); the purchase by Westaim of 100% of the issued and outstanding shares of Nascor (the “Nascor Securities”) and a non-transferable security purchase warrant to be issued by Arcticor to Westaim entitling Westaim to acquire, for nominal consideration and for a period of three years after issue (subject to earlier termination in certain circumstances), 5% of the issued and outstanding limited partnership units of Arcticor, on a fully-diluted basis (the “Nascor Share Purchase”); the purchase by Westaim of 100% of the issued and outstanding partnership interests in Plumb-Line Holdings LP (the “Plumb-Line Holdings LP Securities”) owned or controlled by the holders of shares in Four Star (the “Four Star Security Purchase”); and the purchase by Westaim of 100% of the issued and outstanding shares of PLMG (the “PLMG Share Purchase”) shall have been approved by not less than 50% of the votes cast by the Westaim Shareholders at the Meeting (including any adjournment(s) or postponements thereof);

(b)	the Toronto Stock Exchange (“TSX”) shall have conditionally approved the Reorganization and the listing of the common shares of Westaim after giving effect to the Consolidation (the “New Westaim Shares”) to be issued pursuant to the Equity Financing, the Plumb-Line Offer, the PLMG Share Purchase, the Four Star Security Purchase, the Nascor Share Purchase, the New Westaim Stock Option Plan and the New Westaim RSU Plan;

(c)	all other appropriate regulatory approvals shall have been obtained or received from the persons having jurisdiction in the circumstances;

(d)	closing of the Transactions shall have occurred on or before the December 31, 2008 (the “Outside Date”), provided that all parties shall act in good faith and in a timely manner in so closing the Transactions;

(e)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated under the Reorganization Agreement and there shall be no proceeding, whether of a judicial or administrative nature or otherwise, in progress that relates to or results from the transactions contemplated under the Reorganization Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated under the Reorganization Agreement in accordance with the terms and conditions hereof or thereof;
(f)	there shall not exist any prohibition at law against the completion of the Transactions;

(g)	the acquisition of the assets of Asty, directly or indirectly, by Plumb-Line pursuant to the asset purchase agreement among the principals of Asty, Asty, as vendor, and 1317991 Alberta Ltd., as purchaser dated July 30, 2008 (the “Asty Acquisition”); the acquisition of all of the outstanding shares of F&D, directly or indirectly, by PLMG pursuant to the share purchase agreement among the shareholders of F&D and PLMG dated October 1, 2008 (the “F&D Acquisition”); and the acquisition of all of the outstanding shares of Four Star, directly or indirectly, by Plumb-Line pursuant to the share purchase agreement among the shareholders of Four Star and Plumb-Line dated July 21, 2008 (the “Four Star Acquisition”) shall each be completed prior to or contemporaneous with the completion of the Transactions provided that Arcticor, Plumb-Line and PLMG (collectively, the “Companies”) shall act in good faith and in timely manner in so closing such acquisitions;

(h)	Equity Financing Gross Proceeds of $15,000,000 shall be held in trust with the only condition to the release of such proceeds being the approval of Westaim Shareholders of the resolutions approving the Reorganization (the “Reorganization Resolutions”) and filing of articles of amendment in respect of the Consolidation and the Name Change (the “Articles of Amendment”); and

(i)	the Reorganization Agreement shall not have been terminated in accordance with its terms.
The foregoing conditions are for the mutual benefit of Westaim, Arcticor, Plumb-Line and PLMG and may be waived in writing, in whole or in part, by Westaim, Arcticor, Plumb-Line and PLMG at any time.

Conditions to the Obligations of Westaim

The obligations of Westaim to complete the transactions contemplated by the Reorganization Agreement and the obligation of Westaim to file the Articles of Amendment shall also be subject to the satisfaction of each of the following conditions:
(a)	Arcticor, Plumb-Line and PLMG shall have performed or complied with, in all material respects, each of their obligations, covenants and agreements in the Reorganization Agreement to be performed and complied with by them on or before 2:30 p.m. (the “Time of Closing”) on the date shown on the certificate of amendment issued by the Registrar pursuant to the ABCA giving effect to the Consolidation and the Name Change (the “Effective Date”) and Arcticor, Plumb-Line and PLMG shall provide to Westaim a certificate certifying such compliance and Westaim shall have no knowledge to the contrary;

(b)	each of the representations and warranties of Arcticor, Plumb-Line and PLMG under the Reorganization Agreement (which for purposes of this condition are to be read as though none of them contained any material adverse effect or other materiality qualification), shall be true and correct in all respects on the date of the Reorganization Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date, (ii) as affected by transactions contemplated or permitted by the Reorganization Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a material adverse effect on Nascor, Plumb-Line and PLMG, taken as a whole and giving effect to the completion of the Asty Acquisition, the Four Star Acquisition and the F&D Acquisition;
(c)	since the date of the Reorganization Agreement, there shall have been no material adverse change with respect to Nascor;

(d)	since the date of the Reorganization Agreement, there shall have been no material adverse change with respect to Plumb-Line; Plumb-Line Commercial Trust, Plumb-Line Holdings Inc., Plumb-Line Holdings Limited Partnership, Con-Forte Contracting Group Inc., Con-Forte Contracting Limited Partnership, 1317991 Alberta Ltd., Alliance Daylighters Limited Partnership, Plumb-Line Investment Corporation, Plumb-Line Investment Limited Partnership, 1260450 Alberta Ltd., and A&K Millwork Limited Partnership (collectively the “Plumb-Line Subsidiaries”); Four Star and the assets of Asty to be indirectly acquired by Plumb-Line pursuant to the Asty Acquisition (taken as a whole);

(e)	since the date of the Reorganization Agreement, there shall have been no material adverse change with respect to PLMG, F&D and Sas-Can Masonry Ltd. (taken as a whole);

(f)	Westaim shall have received a certificate of each of Arcticor, Plumb-Line and PLMG addressed to Westaim and dated the Effective Date certifying that the conditions described in paragraphs (a), (b), (c), (d) and (e) above with respect to Arcticor, Plumb-Line and PLMG, respectively, have been satisfied;

(g)	the board of directors of Arcticor Structures Inc., the general partner of Arcticor, and the partners of Arcticor shall have adopted all necessary resolutions, and all other necessary partnership action shall have been taken by Arcticor, to permit the consummation of the Transactions;

(h)	the board of trustees of Plumb-Line or the trustees of Plumb-Line shall have adopted all necessary resolutions, and all other necessary trust action shall have been taken by Plumb-Line, to permit the consummation of the Transactions;

(i)	the board of directors of PLMG shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by PLMG, to permit the consummation of the Transactions;

(j)	Westaim shall be satisfied, acting reasonably, that the aggregate of Westaim’s consolidated bank indebtedness, current portion of long-term debt and long-term debt including, for greater certainty, the current portion and long-term portion of debts due to related parties, upon closing of the Transactions, excluding any bank indebtedness, current portion of long-term debt and long-term debt of Westaim; iFire Technology Ltd. (“iFire”), iFire IP Corporation, iFire Technology Corp. 1294339 Ontario Inc., TWC Aerospace Service Inc. and TWC Coinage Service Inc. (collectively the “Westaim Subsidiaries”); and Nucryst Ltd. (“Nucryst”) immediately prior to the Time of Closing, will not exceed $49,000,000 plus the operating line of credit of Con-Forte Contracting Group Inc. in the amount of $2,400,000 and plus the operating line of credit of Nascor in the amount of $5,000,000;
(k)	Westaim shall have received evidence satisfactory to it, acting reasonably, that the terms and conditions respecting Arcticor’s credit facilities and loans with HSBC Bank Canada pursuant to the facility letter between Arcticor and HSBC Bank Canada dated January 8, 2008, or otherwise, shall be amended such that HSBC Bank Canada’s recourse to the assets of Nascor shall be limited solely to the amount of debt owing by Nascor to Arcticor, which debt at the Time of Closing will not exceed $18,600,000; and

(l)	the conditions to the Plumb-Line Offer shall have been satisfied or waived.
The foregoing conditions are for the benefit of Westaim and may be waived in writing, in whole or in part, by Westaim at any time.

Conditions to the Obligations of Arcticor, Plumb-Line and PLMG

The obligations of Arcticor, Plumb-Line and PLMG to complete the transactions contemplated by the Reorganization Agreement shall also be subject to the satisfaction of each of the following conditions:
(a)	Arcticor, Plumb-Line and PLMG shall be satisfied, acting reasonably, with any escrow provisions imposed by the TSX on any of the New Westaim Shares issued pursuant to the Transactions;

(b)	all stock options of Westaim currently issued and outstanding pursuant to the stock option plan of Westaim (the “Westaim Options”), restricted share units and other rights to acquire common shares or other equity of Westaim or any of the Westaim Subsidiaries, other than share purchase warrants to acquire common shares of iFire, shall be cancelled or exercised;

(c)	the Reorganization Resolutions in respect of the: (i) approval of the New Westaim Stock Option Plan; and (ii) approval of the New Westaim RSU Plan; shall have been approved by not less than 50% of the votes cast by Westaim Shareholders at the Meeting in accordance with applicable laws;

(d)	Westaim shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements contained in the Reorganization Agreement to be performed and complied with by it on or before the 12:01 a.m. on the Effective Date (the “Effective Time”) and Westaim shall provide to Arcticor, Plumb-Line and PLMG a certificate certifying such compliance and Arcticor, Plumb-Line and PLMG shall have no knowledge to the contrary;

(e)	each of the representations and warranties of Westaim under the Reorganization Agreement (which for purposes of this condition shall be read as though none of them contained any material adverse effect or other materiality qualification), shall be true and correct in all respects on the date of the Reorganization Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date; (ii) as affected by transactions contemplated or permitted by the

Reorganization Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a material adverse effect on Westaim;
(f)	since the date of the Reorganization Agreement, there shall have been no material adverse change with respect to Westaim and the Westaim Subsidiaries (taken as a whole), and since June 30, 2008 there shall have been no Material Adverse Change with respect to Nucryst;

(g)	since June 30, 2008, there shall have been no material change with respect to Nucryst in relation to: (i) the issuance of common shares of Nucryst (provided that the issuance of an aggregate of no more than 400,000 common shares of Nucryst shall not constitute a material change for purposes hereof); (ii) capital spending or capital spending commitments by Nucryst; and (iii) the assumption of debt by Nucryst;

(h)	as at November 30, 2008, Westaim and the Westaim Subsidiaries shall have no consolidated debt and consolidated net working capital determined, except as otherwise set forth in this paragraph (h), in accordance with Canadian generally accepted accounting principles, plus asset backed commercial paper (provided that for purposes of this paragraph (h) the asset backed commercial paper held by Westaim shall be valued at $6,000,000 and changes in the fair value of such asset backed commercial paper which occur after the date of the Reorganization Agreement shall not decrease the working capital of Westaim for purposes hereof), plus assets of iFire (provided that for purposes of this paragraph (h) the assets of iFire shall be valued at $4,000,000 and changes in the fair value of such assets which occur after the date of the Reorganization Agreement shall not decrease the working capital of Westaim for purposes hereof) of not less than $16.1 million (but before taking into account the proceeds from the Equity Financing or from any dispositions of shares of Nucryst, all of which shall be retained for the benefit of Westaim and under the terms and conditions indicated in the Reorganization Agreement), and provided that the consolidated net working capital of Westaim and the Westaim Subsidiaries of $16.1 million for purposes of this paragraph (h) is computed before the following items:
(i)	Transaction costs to be paid by Westaim as provided for in Section 13.8 of the Reorganization Agreement;

(ii)	legal, accounting and other transaction costs related to the a sale by iFire to a third party of certain of its assets, which are comprised of the shares of iFire IP Corporation, equipment, patents and other unregistered intellectual property (the “iFire Disposition”);

(iii)	meeting and travel fees, deferred share unit costs and out-of-pocket expenses of the Westaim Board or committees of the Westaim Board (as such expenses have been historically accrued and accounted for) in respect of the Transactions and the iFire Disposition and any incremental liability relating to deferred share units outstanding immediately prior to the Time of Closing resulting from marked-to-market changes to the deferred share unit liability; and

(iv)	normal operating expenses of iFire during October, 2008 and November, 2008, including payroll, patent prosecution and maintenance, facility overheads such as rent, utilities, repairs and maintenance, security and operating supplies, and administrative expenses;
(i)	Arcticor, Plumb-Line and PLMG shall have received: (i) a certificate of Westaim addressed to Arcticor, Plumb-Line and PLMG and dated the Effective Date confirming that the conditions in paragraphs (b), (d), (e) and (f) (as it relates to Westaim and the Westaim Subsidiaries) have been satisfied; and (ii) a certificate of Westaim addressed to Arcticor, Plumb-Line and PLMG and dated the Effective Date confirming that, to the knowledge of Westaim, the conditions in paragraphs (f) (as it relates to Nucryst), (g), (h) and (j) have been satisfied;

(j)	there shall not have been a material adverse change in the working capital of Nucryst from June 30, 2008 other than changes in such working capital which are consistent with Nucryst’s historical operations and changes which are attributable to Nucryst’s ordinary course business operations; and

(k)	the Westaim Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Westaim to permit the consummation of the transactions contemplated in the Reorganization Agreement.
The foregoing conditions are for the benefit of Arcticor, Plumb-Line and PLMG and may be waived in writing, in whole or in part, by Arcticor, Plumb-Line and PLMG at any time.

Non-Solicitation

Westaim

Pursuant to the Reorganization Agreement, Westaim agreed to immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date of the Reorganization Agreement by either of them, or their respective officers, directors, employees, financial advisors, legal counsel, representatives or agents, with respect to any written proposal or offer with respect to: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, dissolution, liquidation, consolidation or business combination including a transaction similar to the Reorganization involving Westaim or any Westaim Subsidiary; (ii) any acquisition by any person of Westaim or any of the Westaim Subsidiaries or any assets, where such Westaim Subsidiaries or such assets, as applicable, represent more than 20% of the fair market value (on a consolidated basis) ascribed to Westaim or contribute more than 20% of the revenues (on a consolidated basis) of Westaim (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions; (iii) any acquisition by any person of beneficial ownership of 20% or more of the Westaim Shares or other securities of Westaim then outstanding; or (iv) any similar business combination of or involving Westaim and/or any of the Westaim Subsidiaries (an “Acquisition Proposal”). Westaim has also agreed to promptly send or cause to be sent a letter to all parties who have entered into confidentiality agreements with it in connection with the process giving rise to the Reorganization Agreement, requiring all materials provided to such parties by it to be destroyed or returned to it or its agents or advisors and shall use reasonable commercial efforts to ensure that such requests are honoured.

Subject to the exceptions in the Reorganization Agreement set forth below, Westaim shall not, directly or indirectly, through any of its Subsidiaries or through any officer, director, employee, investment banker, lawyer or other representative or agent of it or any of its Subsidiaries:
(a)	solicit, initiate, invite, knowingly facilitate or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participation in, any inquiries or proposals regarding an Acquisition Proposal;

(b)	participate in any discussions or negotiations regarding an Acquisition Proposal;

(c)	withdraw or modify or propose publicly to withdraw or modify, in any manner adverse to the Companies, the approval of its board of directors of the Reorganization or the recommendation of its board of directors to vote in favour of the Westaim Reorganization Resolutions;

(d)	furnish or provide access to any information concerning it, its Subsidiaries or their respective businesses, properties or assets to any person in connection with, or that could reasonably be expected to lead to or facilitate, an Acquisition Proposal;

(e)	waive any provisions of or release or terminate any confidentiality or standstill agreement between it and any person relating to an actual or potential Acquisition Proposal, or amend any such agreement or consent to the making of an Acquisition Proposal in accordance with the terms of such agreement; or

(f)	accept, recommend, approve or enter into or propose publicly to accept, recommend, approve or enter into any agreement, arrangement or understanding (other than a confidentiality agreement as permitted under the Reorganization Agreement) related to any Acquisition Proposal.
Notwithstanding the restrictions set forth above, prior to the Time of Closing, Westaim and its officers, directors, employees, advisors or other representatives or agents may enter into, or participate in, any discussions or negotiations with a Person who seeks to initiate such discussions or negotiations and, subject to the entering into by such Person of a confidentiality agreement substantially similar to the confidentiality agreement among Westaim, Arcticor and Plumb-Line dated June 19, 2008, may furnish to such Person information concerning it and its business, properties and assets, in each case if, and only to the extent that:
(a)	such person has first made an unsolicited bona fide Acquisition Proposal which the Westaim Board determines in good faith (after consultation with its financial advisors) would, if consummated in accordance with its terms, be reasonably likely to result in, an Acquisition Proposal that would be superior to the Reorganization, from a financial point of view, to Westaim Shareholders (a “Superior Proposal”);

(b)	the Westaim Board, after receiving the advice of outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with its fiduciary duties; and

(c)	it has provided to the Companies the information required to be provided under the Reorganization Agreement in respect of such Acquisition Proposal and has promptly notified the Companies in writing of the determinations in paragraphs (a) and (b) above.

Westaim has agreed to promptly notify the Companies, at first orally and then in writing, of any Acquisition Proposal received after the date of the Reorganization Agreement, or any confidentiality agreement entered into in respect of any such Acquisition Proposal and any inquiry or contact received after the date of the Reorganization Agreement that could reasonably be expected to lead to an Acquisition Proposal, or any request for non-public information relating to it received after the date of the Reorganization Agreement or for access to its properties, books or records by any person that informs it that it is considering making, or has made, an Acquisition Proposal after the date of the Reorganization Agreement; which notice will include any known terms and conditions of such Acquisition Proposal (including any form of agreement proposed to be entered into) and shall indicate such details, to the extent known, of the Acquisition Proposal, inquiry or contact as the Companies may reasonably request, including the identity of the person making such proposal, inquiry or contact. Westaim shall keep the Companies informed of the status, including any change to the material terms, of any such Acquisition Proposal or inquiry. In addition, Westaim shall provide the Companies with access to any information provided to any such person in respect of which a confidentiality agreement is entered into in respect of any Acquisition Proposal which has not already been provided to the Companies.

Nothing contained in the Reorganization Agreement shall prohibit the Westaim Board from: (i) making any disclosure of an Acquisition Proposal to the Westaim Shareholders prior to the Time of Closing if, in the good faith judgment of such board of directors after receiving the advice of outside counsel, such disclosure is necessary for the board of directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable law; (ii) taking any other action with regard to an Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; (iii) providing information to or otherwise dealing and negotiating with persons including potential investors and potential agents and underwriters in respect of the Equity Financing; and (iv) providing information to, soliciting offers from or entering into or continuing negotiations or discussions with any third person with respect to offers to purchase the assets or shares of iFire, iFire IP Corporation and 1294339 Ontario Inc. and Westaim may accept any such offers and sell or enter into agreements to sell such assets or shares at any time provided that Westaim shall promptly advise the Companies of the existence and terms of any proposal or offer in respect thereof received by Westaim and subject to the Companies’ approval thereof, such approval not to be unreasonably withheld.

Right to Match

Westaim shall promptly give the Companies orally and in writing, notice of any determination by the Westaim Board that a bona fide Acquisition Proposal constitutes a Superior Proposal, shall identify the person making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. For a period of three (3) business days after providing notice of such determination by the Westaim Board, Westaim agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, modify or change its recommendation in respect of the Reorganization. In addition, during such three (3) business day period, Westaim shall, and shall cause its financial and legal advisors to, negotiate in good faith with the Companies and their financial and legal advisors, to make such adjustments in the terms and conditions of the Reorganization Agreement as would enable Westaim to proceed with the Reorganization as amended rather than the Superior Proposal. In the event the Companies propose to amend the Reorganization Agreement to provide that the Westaim Shareholders shall receive a value per share equal to or having a value greater than the value per share provided in the Superior Proposal and so advise the Westaim Board prior to the expiry of such three (3) business day period, the Westaim Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, modify or change its recommendation in respect of the Reorganization. If the Westaim Board continues to believe that such Superior Proposal remains a Superior Proposal and therefore rejects the Companies’ amended proposal, Westaim may terminate the Reorganization Agreement, provided however, that Westaim must pay to the Companies the non-completion fee described in the Reorganization Agreement with such termination.

Non-Completion Fee

If, at any time after the execution of the Reorganization Agreement and prior to the termination of the Reorganization Agreement pursuant to its terms (provided there is no material breach or non-performance by the Companies of a material provision of the Reorganization Agreement):
(a)	the Westaim Board fails to make or withdraws, qualifies or changes any of its recommendations, approvals or determinations referred to in the Reorganization Agreement or publicly proposes to do any of the foregoing, in a manner adverse to the Companies or resolves to do so prior to the Time of Closing;

(b)	Westaim recommends, approves or enters into or proposes publicly to accept, recommend, approve or enter into any agreement with any person to implement a Superior Proposal subject to compliance with Westaim’s obligations described above under “Right to Match”;

(c)	an Acquisition Proposal is publicly announced, proposed, offered or made to the Westaim Shareholders prior to the date of the Meeting and (i) such Acquisition Proposal has not expired or been withdrawn at the time of the Meeting and (ii) the Westaim Shareholders do not approve the Westaim Reorganization Resolutions and (iii) such Acquisition Proposal is completed within six months of the termination of the Reorganization Agreement; or

(d)	Westaim shall have taken any action or have failed to take any action that results in Westaim being in breach of any of its covenants, agreements, representations or warranties made in the Reorganization Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a material adverse change in respect of Westaim and the Westaim Subsidiaries (taken as a whole) or materially impede the completion of the Reorganization, and Westaim fails to cure such breach within five (5) business days after receipt of written notice thereof from the Companies (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);
(each of the above being a “Westaim Payment Event”), then in the event of the termination or contemplated termination of the Reorganization Agreement pursuant to its terms, Westaim shall pay to the Companies $2,250,000 as a non-completion fee in immediately available funds to an account designated by the Companies within two (2) business days after the first to occur of any one of such Westaim Payment Events.

Arcticor, Plumb-Line and PLMG

Pursuant to the Reorganization Agreement, each of Arcticor, Plumb-Line and PLMG has agreed until the earlier of the Effective Date and the termination of the Reorganization Agreement in accordance with its terms not to, except in connection with the Equity Financing including potential investors therein and potential agents or underwriters thereof (and in such event on terms acceptable to Westaim), provide information to, solicit offers from, or enter into or continue negotiations or discussions with any third party with respect to any transaction in the nature of the Transactions, whether by way of a sale of Arcticor (that would also include Nascor), Nascor, Plumb-Line or PLMG or by way of the sale of a substantial or majority interest in the Nascor Securities, Plumb-Line Securities or shares in the capital of PLMG (the “PLMG Securities”), or any business combination transaction involving Arcticor (that would also include Nascor), Nascor, Plumb-Line or PLMG including, in each case and without limitation, by way of a sale of securities or assets or a merger, amalgamation, plan of arrangement or other means.

If at any time after the date of the Reorganization Agreement and prior to its termination, the Companies shall have taken any action or have failed to take any action that results in any of the Companies being in breach of any of their respective covenants, agreements, representations or warranties made in the Reorganization Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a material adverse change in respect of Plumb-Line and the Plumb-Line Subsidiaries (taken as a whole), Nascor or PLMG or materially impede the completion of the Reorganization, and the Companies fail to cure such breach within five (5) business days after receipt of written notice thereof from Westaim (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date) (a “Company Payment Event”), the Companies shall pay an amount equal to $2,250,000, in immediately available funds to Westaim or to an account designated by Westaim within two (2) business days of the first to occur of the events described above.

Amendment and Termination of Reorganization Agreement

The Reorganization Agreement may at any time and from time to time before or after the holding of the Meeting be amended by written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:
(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in the Reorganization Agreement or in any document delivered pursuant to the Reorganization Agreement;

(c)	waive compliance with or modify any of the covenants contained in the Reorganization Agreement and waive or modify performance of any of the obligations of the parties; or

(d)	waive compliance with or modify any other conditions precedent contained in the Reorganization Agreement.
The Reorganization Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (notwithstanding any approval of the Reorganization Resolutions by the Westaim Shareholders):
(a)	by the mutual written consent of Westaim, Arcticor, Plumb-Line and PLMG (without further action on the part of the Westaim Shareholders if terminated after the Meeting);

(b)	by Westaim, Arcticor, Plumb-Line or PLMG, if there shall be any law that makes consummation of the Transactions illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent governmental entity enjoining Westaim, Arcticor, Plumb-Line or PLMG from consummating the Transactions shall be entered and such judgment, injunction, order or decree shall have become final and non-appealable;

(c)	by Westaim, Arcticor, Plumb-Line or PLMG, if the Effective Date does not occur on or prior to the Outside Date or such other date as Westaim, Arcticor, Plumb-Line and PLMG may agree; provided, however, that the right to terminate this Agreement pursuant to the right described in this paragraph (c) shall not be available to any party whose failure or whose affiliate’s failure to perform any material covenant, agreement or obligation under the Reorganization Agreement has been the cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

(d)	by Westaim, Arcticor, Plumb-Line or PLMG, if at the Meeting, the requisite vote of the Westaim Shareholders to approve the Reorganization Resolutions in respect of the Plumb-Line Offer, Nascor Share Purchase, Four Star Security Purchase and PLMG Share Purchase shall not be obtained;

(e)	by Westaim, Arcticor, Plumb-Line or PLMG, by written notice to the other parties, if any of the mutual conditions precedent described above under “Mutual Conditions Precedent” have not been complied with or waived on or before the date required for performance thereof; provided, however, that no party may rely on the failure to satisfy any of the conditions set out under “Mutual Conditions Precedent” if the condition would have been satisfied but for a material failure by such party in complying with its obligations under the Reorganization Agreement;

(f)	by Arcticor, Plumb-Line or PLMG, by written notice to Westaim, if any of the conditions precedent set out under “Conditions to the Obligations of Arcticor, Plumb-Line and PLMG” have not been complied with or waived on or before the date required for performance thereof; provided, however, that Arcticor, Plumb-Line and PLMG may not rely on the failure to satisfy any of the conditions set out under “Conditions to the Obligations of Arcticor, Plumb-Line and PLMG” if the condition would have been satisfied but for a material failure by Arcticor, Plumb-Line or PLMG in complying with their obligations under the Reorganization Agreement;

(g)	by Arcticor, Plumb-Line or PLMG, if Westaim has breached any of its representations, warranties, agreements or obligations in the Reorganization Agreement which breach would result in the failure to satisfy one or more conditions set forth in paragraphs (d) or (e) under “Conditions to the Obligations of Arcticor, Plumb-Line and PLMG” and such breach is not curable or if curable, is not cured within 10 days after notice thereof has been received by the party alleged to be in breach;

(h)	by Westaim, by written notice to the Companies, if any of the conditions precedent set out under “Conditions to the Obligations of Westaim” above have not been complied with or waived on or before the date required for performance thereof; provided, however, that Westaim may not rely on the failure to satisfy any of the conditions set out under “Conditions to the Obligations of Westaim” above if the condition would have been satisfied but for a material failure by Westaim in complying with its obligations under the Reorganization Agreement;

(i)	by Westaim, if any of the Companies has breached any of its representations, warranties, agreements or obligations in the Reorganization Agreement which breach would result in the failure to satisfy one or more conditions set forth in paragraphs (a) or (b) under “Conditions to the Obligations of Westaim” above and such breach is not curable or if curable, is not cured within 10 days after notice thereof has been received by the party alleged to be in breach;

(j)	by Westaim upon the occurrence of a Westaim Payment Event, provided that Westaim has paid to the Companies the Westaim non-completion fee as described herein;

(k)	by Arcticor, Plumb Line or PLMG upon the occurrence of a Westaim Payment Event;

(l)	by the Companies upon the occurrence of a Company Payment Event, provided that the Companies have paid to Westaim the Company non-completion fee as described herein; or

(m)	by Westaim upon the occurrence of a Company Payment Event.
Lock-up Agreements

Holders of limited partnership units of Arcticor (the “Arcticor Securities”) who hold an aggregate of 16,822,169 Arcticor Securities representing approximately 90% of the outstanding Arcticor Securities have entered into lock-up agreements (the “Lock-up Agreements”) pursuant to which they have agreed to vote all of the Arcticor Securities beneficially owned by them in favour of any resolution of the partners of Arcticor respecting the Nascor Share Purchase, subject to the terms of the Lock-up Agreements.

Holders of Plumb-Line Securities who hold an aggregate of 3,416,491 Plumb-Line Securities representing approximately 87% of the outstanding Plumb-Line Securities have entered into Lock-up Agreements pursuant to which they have agreed to tender all of the Plumb-Line Securities beneficially owned by them to the Plumb-Line Offer, subject to the terms of the Lockup Agreements.

Holders of shares of Four Star (the “Four Star Securityholders”) who, following the Four Star Acquisition, will hold an aggregate of 100% of the Plumb-Line Holdings LP Securities, other than the Plumb-Line Holdings LP Securities held directly or indirectly by Plumb-Line, have entered into lock-up agreements (the “Four Star Lock-up Agreements”) pursuant to which the Four Star Securityholders have agreed to execute a partnership interest purchase agreement to be entered into between Westaim and the Four Star Securityholders (the “Four Star Security Purchase Agreement”) with respect to all the Plumb-Line Holding LP Securities owned or controlled by them and to sell all such Plumb-Line Holding LP Securities to Westaim for the number of New Westaim Shares, in aggregate, to be issued to the Four Star Securityholders pursuant to the Four Star Security Purchase Agreement in consideration for the Plumb-Line Holdings LP Securities, subject to the terms and conditions of the Four Star Lock-up Agreements.

Holders (“PLMG Shareholders”) of PLMG Securities who hold 100% of the outstanding PLMG Securities have entered into lock-up agreements (the “PLMG Lock-up Agreements”) pursuant to which the PLMG Shareholders have agreed to execute a share purchase agreement between Westaim and the PLMG Shareholders (the “PLMG Share Purchase Agreement”) with respect to all the PLMG Securities owned or controlled by them and to sell all such PLMG Securities to Westaim for the number of New Westaim Shares, in aggregate, to be issued to the PLMG

Shareholders pursuant to the PLMG Share Purchase Agreement in consideration for the PLMG Securities, subject to the terms and conditions of the PLMG Lock-up Agreements.

Support Agreement

Each of the directors and officers of Westaim, who hold, as a group, an aggregate of 7,423,729 Westaim Shares representing approximately 7.9% of the issued and outstanding Westaim Shares, have entered into agreements (the “Support Agreements”) pursuant to which they have agreed to vote all Westaim Shares beneficially owned by them in favour of the Reorganization Resolutions, subject to the terms of the Support Agreements.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

G.A. (Drew) Fitch, the President and Chief Executive Officer of Westaim is knowledgeable about the material change and may be reached at (403)234-3104.

9.	Date of Report:

Dated this 9th day of October, 2008.

SCHEDULE “A”

News release via Canada NewsWire, Calgary 403-269-7605
Attention Business Editors:
Westaim enters into reorganization agreement valuing Westaim at $0.60 per share
          CALGARY, Oct. 3 /CNW/ — The Westaim Corporation announced today it has entered into a reorganization agreement which values the company at $0.60 per share. Under the reorganization, Westaim will acquire several closely held and profitable businesses that provide products and services in the growing western Canadian construction industry. The businesses to be acquired had combined revenue of approximately $164 million, pro forma net income of approximately $10 million, pro forma adjusted net income of approximately $21 million and pro forma adjusted EBITDA of approximately $30 million for the year ended December 31, 2007.
          Following the reorganization and a $15 million private placement of Westaim common shares, the completion of which is a condition of closing the reorganization, Westaim will have pro forma working capital of approximately $62 million, total assets of approximately $170 million and liabilities of approximately $95 million. The combined company will have a healthy balance sheet and business operations with a history of strong profitability enhanced by the future utilization of tax pools available in the new company. Pro forma financial information giving effect to the reorganization is summarized below.
          The reorganization is subject to regulatory approval and approval of the shareholders of Westaim, which will be sought at a special meeting of shareholders expected to be held by the end of November. Westaim expects to mail to its shareholders a notice of meeting, letter of transmittal, form of proxy and information circular for the special meeting by mid-October.
          The board of directors of Westaim has determined the reorganization is in the best interests of Westaim and Westaim shareholders and unanimously recommends that shareholders vote in favour of the reorganization. Each of Westaim’s directors and senior officers has agreed to vote the common shares he owns in favour of the reorganization.
          “The Westaim board believes that this business combination will result in a stronger company and provide an opportunity for shareholders to realize new value,” said Drew Fitch, President and CEO of Westaim. “The reorganization maximizes shareholder value and allows Westaim shareholders to participate in an industry which has experienced significant growth in recent years and is expected to continue to grow over the next five years.”
          Under the reorganization, Westaim expects to issue approximately 257 million common shares to the vendors of the businesses and 25 million common shares under the private placement equity financing, assuming an offering price of $0.60 per share, such that post closing the current shareholders of Westaim will hold approximately 25.1 percent of the total number of issued common shares. The percent of the new total common shares outstanding held by current Westaim shareholders will vary directly with the offering price of the privately placed equity financing — for example, if the offering is priced at $0.50 per share, current Westaim shareholders will hold 30.1 percent of the new total common shares outstanding and conversely if the offering is priced at $0.70 per share, current Westaim shareholders will hold 21.5 percent.
          The equity private placement will be marketed during the two weeks following mailing of the information circular for the special meeting of Westaim shareholders. Following this marketing period, Westaim will announce the price per share paid under the equity financing and the resulting percentage ownership of existing Westaim shareholders in the restructured company. The reorganization includes a consolidation of Westaim’s outstanding common shares on a 20 for 1 basis, such that following implementation of the reorganization, Westaim will have 18.85 million common shares outstanding.
          The reorganization provides Westaim shareholders with the opportunity to participate in a new company, combining several profitable and established businesses focused on the strong western Canadian construction industry. Under the terms of the reorganization, Westaim’s board will be altered by the resignation of all current Directors and the appointment of five new directors: Marco DeDominicis, Jack Lee, David Hall, Gerald Romanzin and Gerald Berkhold. Marco DeDominicis will assume the position of President and Chief Executive Officer. Westaim’s name (hereinafter referred to as New Westaim) will also be changed.
          Following the reorganization, the construction services business segment of New Westaim will be conducted under five operating divisions: Con-Forte Contracting Limited Partnership, Asty Concrete Limited Partnership, Four Star Gravel Contractors Ltd., Sas-Can Masonry Ltd. and Nascor Ltd. These divisions will jointly provide products and services to the construction industries in Alberta and parts of British Columbia and Saskatchewan, including concrete flatwork and formwork, ready-mix concrete and brick and masonry services. The new business segment will also manufacture and supply engineered and pre-fabricated wood frame components for the residential and multi-family construction industries. NUCRYST Pharmaceuticals Corp. will continue as a 74.5 percent owned subsidiary of New Westaim.
          The acquired businesses are well-established in both the commercial and residential construction industry, despite the competitive environment, and have a strong reputation in the marketplace for their technical expertise and extensive experience in successfully completing projects of varying complexities. The acquired businesses will implement and benefit from cross-marketing and selling synergies across the markets in which they operate. The company expects to retain the services of the previous owner-managers of the acquired businesses. These individuals have successful track records of managing and growing their businesses. With a combined workforce of over 800 skilled employees, many of whom are long-term, New Westaim is well-positioned to be a significant player in the western Canada construction industry, in particular Alberta.
          Alberta has one of the strongest economies in Canada, with businesses, workers and their families continuing to migrate into the province, not only from other regions of Canada, but also from outside Canada. As the province grows, demand for economic infrastructure needs to be satisfied. In its 2008 budget, the government of Alberta announced $22 billion of infrastructure spending for the years 2008 to 2011. In addition to growth in commercial construction, the industry in Alberta has also benefited from a booming residential housing market in recent years. Although the unprecedented growth in the residential housing market is not expected to continue at the same rate, New Westaim will take advantage of its ability to shift resources from the residential sector to the commercial sector as necessary. New Westaim, with its vertically integrated construction services segment, expects to capture market share, expand its product and service lines, broaden its customer base and capitalize on accretive acquisition opportunities to further grow the company.
          Under the equity private placement Westaim will issue common shares for gross proceeds of $15 million to investors who are at arm’s length to the vendors of the businesses. The proceeds of the equity issue will be used for general working capital purposes and, together with a line of credit, to fund the acquisitions. A major Canadian bank has provided a commitment letter whereby it will provide credit facilities comprised of an acquisition term loan of $30 million with a three-year term and a revolving operating loan with a $10 million limit. New Westaim will also have access to other existing operating lines with major financial institutions of approximately $10 million. Following the reorganization, Nascor will continue to owe $ 18.6 million to its former parent.
          Closing of the reorganization is subject to a number of conditions including no material adverse changes to the underlying businesses and to Westaim and its subsidiaries, completion of the private placement equity financing, Westaim shareholder approval and receipt of all necessary regulatory approvals. The reorganization agreement provides for payment of a non-completion fee of $2.25 million by Westaim to certain of the vendors of the businesses if the reorganization is not implemented for various reasons including the board of directors of Westaim recommending an alternative transaction to the reorganization. In addition, the reorganization agreement provides for payment of a non-completion fee of $2.25 million by certain of the vendors of the businesses to Westaim if the reorganization is not implemented for various reasons including the vendors being in material breach of the reorganization agreement.
          The Westaim Corporation’s investments include iFire Technology Ltd., and a 74.5 percent interest in NUCRYST Pharmaceuticals Corp. (NASDAQ: NCST; TSX: NCS). Westaim’s common shares are listed on The Toronto Stock Exchange under the trading symbol WED.
          Forward-Looking Statements
          Certain information regarding Westaim, the acquired businesses and New Westaim in this news release including, without limitation, management’s assessment of future plans and operations, the effect of the reorganization on Westaim, timing of matters related to the approval of the reorganization and implementation thereof, completion and pricing of the private placement, shareholdings of existing shareholders of Westaim in New Westaim, growth prospects for New Westaim and implementation of New Westaim’s business plan may constitute forward-looking statements under applicable securities laws. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. The forward-looking statements are based on Westaim’s current expectations, estimates and projections, and are subject to a number of significant risks including, without limitation, risks associated with a failure on the part of any party to meet the conditions to completion of the reorganization, New Westaim’s ability to be retained for existing and new project work by existing and new customers, New Westaim’s ability to retain and hire the qualified personnel required, the delay or cancellation of projects and general economic, business and market conditions. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Westaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws. Completion of the reorganization is subject to a number of conditions, including but not limited to regulatory and shareholder approval. There can be no assurance that the reorganization will be completed as proposed or at all.
          <<
          Pro Forma Financial Information Giving Effect To The Reorganization

	Pro Forma Six Months Ended			Pro Forma Year Ended
	June 30, 2008			December 31, 2007
	Construction			Construction
	Services (1)	Other (2)	Total	Services (1)	Other (2)	Total
	(unaudited)			(unaudited)
	($000’s except share			($000’s except share
	and per share data)			and per share data)
Revenues	62,500	9,962	72,462	163,904	31,830	195,734

Net income	(363)	1,340	977	9,789	(2,831)	6,958
Adjustments (3)	6,501	2,441	8,942	11,129	10,856	21,985

Adjusted Net Income (3)	6,138	3,781	9,919	20,918	8,025	28,943

Adjusted EBITDA (4)	9,470	(2,198)	7,272	29,832	(1,137)	28,695

Weighted Average Number of New Westaim Shares Outstanding	18,850,000	18,850,000
Adjusted Net Income per New Westaim Share	0.53	1.54

As at
June 30, 2008 (5)
(unaudited)
($000’s)
Total Assets	169,871
Working Capital	62,455
Net Debt (6)	27,684
Notes:
(1)	Construction Services represents the pro forma financial results of Plumb-Line Income Trust, F&D Management Services Ltd., Four Star Gravel Contractors Ltd., Asty Concrete & Construction Ltd., and Nascor Ltd.

(2)	Other represents the pro forma financial results of The Westaim Corporation which is primarily the results of its 74.5% owned subsidiary, Nucryst Pharmaceuticals Corp., and excludes the discontinued operations of iFire Technology Ltd., the assets of which are expected to be sold in the fourth quarter of 2008. (Note 5)

(3)	Pro forma adjusted net income represents pro forma net income adjusted to reflect a reduction of owner-manager salaries and bonuses, additional facility lease costs and future public company costs.

(4)	EBITDA represents net income before net interest expense, income taxes, depreciation and amortization and non-recurring items, and is a non-GAAP measure used by management to assess operational performance. Non-recurring items are generally the results of onet-ime events that distort the financial results that are used by management to measure financial performance. Pro forma adjusted EBITDA represents EBITDA adjusted to reflect a reduction of owner-manager salaries and bonuses, additional facility lease costs and future public company costs.

(5)	These pro forma balance sheet items have been adjusted to reflect an expected sale of the assets of iFire Technology Ltd. in the fourth quarter of 2008.

(6)	Pro forma net debt includes bank indebtedness, debt, capital lease obligations and due to related parties (including current and long-term amounts), net of cash and cash equivalents. Cash and cash equivalents excludes the cash and cash equivalents of Nucryst Pharmaceuticals Corp. of $27.5 million which is not accessible to fund New Westaim’s operations.
>>

%SEDAR: 00002793E
          /For further information: David Wills, Investor Relations, (416) 504-8464, info (at) westaim.com, www.westaim.com/ (WED.)
CO: Westaim Corporation
CNW 16 : 47e 03-OCT-08